Citigroup Funding Inc.
Pricing Sheet  No. 2012—MTNDG0314 dated November 29, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0314 dated November 14, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

528,000 Dual Directional Trigger PLUS Based on the Common Stock of Apple Inc. Due December 1, 2014
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – NOVEMBER 29, 2012
Shares:	Shares of common stock of Apple Inc. (the “underlying share issuer”)
Aggregate principal amount:	$5,280,000
Stated principal amount:	$10 per security
Pricing date:	November 29, 2012
Issue date:	December 4, 2012
Valuation date:	November 25, 2014, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	December 1, 2014
Payment at maturity:
For each $10 security you hold at maturity:
▪  If the final share price is greater than or equal to the initial share price:
$10 + the leveraged upside payment, subject to the maximum return at maturity
▪  If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10 + ($10 × the absolute share return)
▪  If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $7.50 per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	589.36, the closing price of the shares on the pricing date
Final share price:	The closing price of the shares on the valuation date
Leveraged upside payment:	$10 × absolute share return × leverage factor
Absolute share return:	The absolute value of the share percent change
Share percent change:	(final share price – initial share price) / initial share price
Leverage factor:	200%
Maximum return at maturity:
34.25%, applicable when the final share price is greater than the initial share price.  Because the trigger price is 75% of the initial share price, any positive return on the securities resulting from the depreciation of the shares will not exceed 25%.

Share performance factor:	final share price / initial share price
Trigger price:	442.02, 75% of the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q392 / US17318Q3920
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$5,280,000	$118,800	$5,161,200
(1) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated November 14, 2012
Product Supplement No. EA-02-01 dated May 21, 2012    Prospectus Supplement and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Funding Inc. only. Apple Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including the product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the product supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the related product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.